# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: APOGEE THERAPEUTICS, INC., CIK 0001974640
CUSIP: 03770N101
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 221 Crescent Street, Building 17, Suite 102b, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 09/03/2026
Amends the filing with accession number 0001104659-23-085333
Filed by CIK 0001738048
Persons authorized to receive notices and communications: Sherman G. Souther, Venrock, 3340 Hillview Avenue, Palo Alto, California (CA), 94304, (650) 561-9580

## Reporting persons
- Venrock Healthcare Capital Partners III, L.P. (CIK 0001738048): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VHCP Co-Investment Holdings III, LLC (CIK 0001750761): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Venrock Healthcare Capital Partners EG, L.P. (CIK 0001808512): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VHCP Management III, LLC (CIK 0001738053): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VHCP Management EG, LLC (CIK 0001808518): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bong Y. Koh (CIK 0001615979): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Nimish Shah (CIK 0001698082): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: APOGEE THERAPEUTICS, INC.
Address of issuer's principal executive offices: 221 Crescent Street, Building 17, Suite 102b, Waltham, Massachusetts (MA), 02453
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 28, 2023 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On June 18, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with AbbVie Inc. ("AbbVie"), Andor LLC, a wholly owned subsidiary of AbbVie ("Parent"), and Andor Merger Co., a wholly owned subsidiary of Parent ("Merger Sub"). Pursuant to the Merger Agreement, on September 3, 2026, Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"):

(i) each share of voting common stock of the Issuer, par value $0.00001 per share, and each share of non-voting common stock of the Issuer, par value $0.00001 per share (each, a "Share"), outstanding immediately prior to the Effective Time, but excluding each Share (A) owned by the Issuer or any of its wholly owned subsidiaries, (B) held by AbbVie, Parent, Merger Sub or any other wholly owned subsidiary of AbbVie, and (C) held by a stockholder who had not voted in favor of the adoption of the Merger Agreement or consented thereto and who was entitled to and properly demanded appraisal, was cancelled and converted into the right to receive $135.11 per Share in cash (the "Merger Consideration"), without interest and subject to any applicable tax withholding;

(ii) each option to purchase Shares (each, an "Issuer Option") outstanding immediately prior to the Effective Time (whether vested or unvested) that had an exercise price per Share less than the Merger Consideration was cancelled and converted into the right to receive cash in an amount equal to the product of: (A) the total number of Shares subject to such Issuer Option immediately prior to the Effective Time, multiplied by (B) the excess of (x) the Merger Consideration over (y) the exercise price per Share under such Issuer Option, without interest and subject to any applicable tax withholding. Each Issuer Option outstanding immediately prior to the Effective Time (whether vested or unvested) that had an exercise price per Share greater than or equal to the Merger Consideration was cancelled without any consideration being payable in respect thereof, and had no further force or effect;

(iii) each restricted stock unit award of the Issuer (each, a "Issuer RSU") outstanding immediately prior to the Effective Time became fully vested and was cancelled and converted into the right to receive a lump sum cash payment, without interest and subject to any applicable tax withholding, equal to the product of (A) the Merger Consideration, multiplied by (B) the number of Shares subject to such Issuer RSU;

(iv) each outstanding restricted stock award of the Issuer (the "Issuer Restricted Stock") outstanding immediately prior to the Effective Time became fully vested and was converted into the right to receive the Merger Consideration for each such share of Issuer Restricted Stock; and

(v) each warrant exercisable for Shares (each, a "Issuer Warrant") outstanding immediately prior to the Effective Time, in accordance with its terms, became exercisable by the holder thereof solely for the same Merger Consideration that such holder would have been entitled to receive if such holder had been, immediately prior to the Effective Time, the holder of the number of Shares that were issuable upon exercise in full of such Issuer Warrant without regard to any limitations on exercise contained in such Issuer Warrant.

Pursuant to the Merger, the Reporting Persons disposed of an aggregate of 1,750,000 shares of voting common stock, 6,743,321 shares of non-voting common stock, 365,853 pre-funded warrants and stock options exercisable for an aggregate of 80,246 shares for the consideration described above.

As a result of the Merger, the common stock ceased to trade on the Nasdaq Global Market prior to the opening of trading on September 4, 2026 and became eligible for delisting from the Nasdaq Global Market and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock of the Issuer and percentage of the shares of common stock of the Issuer beneficially owned by such Reporting Person and are incorporated herein by reference.

VHCP Management III is the general partner of VHCP III and the manager of VHCP Co-Investment III. VHCP Management EG is the general partner of VHCP EG. Messrs. Shah and Koh are the voting members of VHCP Management III and VHCP Management EG.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock of the Issuer as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's common stock on September 3, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24.1 Power of Attorney for Bong Koh, dated September 8, 2026.

Exhibit 24.2 Power of Attorney for Nimish Shah, dated September 8, 2026.

Exhibit 99.1 Joint Filing Agreement

## Signatures
- Venrock Healthcare Capital Partners III, L.P.: /s/ Sherman G. Souther, By VHCP Management III, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (09/08/2026)
- VHCP Co-Investment Holdings III, LLC: /s/ Sherman G. Souther, By VHCP Management III, LLC, its Manager, By Sherman G. Souther, Authorized Signatory (09/08/2026)
- Venrock Healthcare Capital Partners EG, L.P.: /s/ Sherman G. Souther, By VHCP Management EG, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (09/08/2026)
- VHCP Management III, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (09/08/2026)
- VHCP Management EG, LLC: /s/ Sherman G. Souther, By VHCP Management EG, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (09/08/2026)
- Bong Y. Koh: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (09/08/2026)
- Nimish Shah: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (09/08/2026)